UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ]	Form 10-K	[ ]	Form 20-F	[x]	Form 11-K	[ ]	Form 10-Q	[ ]	Form 10-D
	[ ]	Form N-SAR	[ ]	Form N-CSR
For Period Ended: December 31, 2014
	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q
	[ ]	Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________________
PART I — REGISTRANT INFORMATION
WESCO Distribution, Inc. Retirement Savings Plan
(Full Name of Registrant)

N/A
(Former Name if Applicable)

225 West Station Square Drive
Suite 700
(Address of Principal Executive Office)

Pittsburgh, Pennsylvania
15219-1122
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was unable to timely file its Form 11-K for the period ended December 31, 2014 due to unanticipated delays resulting from a change in the Plan’s fiscal year-end and additional work required to finalize the external audit. The Form 11-K was filed with an effective date of June 30, 2015.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth S. Parks	(412)	454-2392
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant
was required to file such report(s) been filed ? If answer is no, identify report(s).    Yes [x]    No [ ]
__________________________________________________________________________________________________

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes [ ] No [x]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WESCO Distribution, Inc. Retirement Savings Plan
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

June 30, 2015	By:	/s/ Kenneth S. Parks
(Date)		Kenneth S. Parks
Administrative and Investment Committee Member